# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Incorporated, CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, par value $0.00001
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0000899140-26-000173
Filed by CIK 0001569064
Persons authorized to receive notices and communications: Andrew Nathanson, Montanova Capital, LLC, 11 E 26th Street, 16th Floor, New York, New York (NY), 10010, (212) 702-5205

## Reporting persons
- Montanova Capital, LLC (CIK 0001569064): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,718,970; sole dispositive power 0; shared dispositive power 3,718,970; aggregate amount beneficially owned 3,718,970 (8.8% of the class)
  Comment: Note in relation to Item 13: Based on 41,780,136 shares of Common Stock outstanding as indicated in the Issuer's (as defined below) Form 10-Q for the fiscal quarter ended June 30, 2026, plus 300,000 shares of Common Stock issued upon the exercise of Pre-Funded Warrants.
- Averill Master Fund, Ltd. (CIK 0001939329): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,106,937; sole dispositive power 0; shared dispositive power 3,106,937; aggregate amount beneficially owned 3,106,937 (7.4% of the class)
  Comment: Note in relation to Item 13: Based on 41,780,136 shares of Common Stock outstanding as indicated in the Issuer's (as defined below) Form 10-Q for the fiscal quarter ended June 30, 2026, plus 300,000 shares of Common Stock issued upon the exercise of Pre-Funded Warrants.
- Averill Madison Master Fund, Ltd. (CIK 0002021243): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 612,033; sole dispositive power 0; shared dispositive power 612,033; aggregate amount beneficially owned 612,033 (1.5% of the class)
  Comment: Note in relation to Item 13: Based on 41,780,136 shares of Common Stock outstanding as indicated in the Issuer's (as defined below) Form 10-Q for the fiscal quarter ended June 30, 2026, plus 300,000 shares of Common Stock issued upon the exercise of Pre-Funded Warrants.
- Aaron Cowen (CIK 0001869640): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 3,718,970; sole dispositive power 0; shared dispositive power 3,718,970; aggregate amount beneficially owned 3,718,970 (8.8% of the class)
  Comment: Note in relation to Item 13: Based on 41,780,136 shares of Common Stock outstanding as indicated in the Issuer's (as defined below) Form 10-Q for the fiscal quarter ended June 30, 2026, plus 300,000 shares of Common Stock issued upon the exercise of Pre-Funded Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001
Name of issuer: Veradermics, Incorporated
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D filed on February 11, 2026 (the "Original Schedule 13D" and, as amended and supplemented by this amendment and Amendment No. 1 referred to herein as the "Schedule 13D"), as amended by Amendment No. 1 on May 5, 2026 ("Amendment No. 1") related to Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
The information contained in Item 2(a) of the Original Schedule 13D is hereby amended and restated to read as follows:

The persons filing this Schedule 13D are Averill Master Fund, Ltd., a Cayman Islands exempted company ("Averill Master Fund"), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company ("Averill Madison Master Fund" and, together with Averill Master Fund, the "Funds"), Montanova Capital, LLC, a Delaware limited liability company ("Montanova Capital"), and Aaron Cowen ("Mr. Cowen") (collectively, the "Reporting Persons").
Residence or business address:
The information contained in Item 2(b) of the Original Schedule 13D is hereby amended and restated to read as follows:

The address of the principal office of (i) each of the Funds is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, (ii) each of Montanova Capital and Mr. Cowen is c/o Montanova Capital, LLC, 11 E 26th Street, 16th Floor, New York, New York, 10010 and (iii) each of the directors and executive officers named on Schedule III (each, a "Scheduled Person" and collectively, the "Scheduled Persons") is listed thereon, which Schedule III is incorporated by reference herein.
Present principal occupation or employment:
The information contained in Item 2(c) of the Original Schedule 13D is hereby amended and restated to read as follows:

Each of the Funds is a private investment fund. Montanova Capital serves as the investment manager of each of the Funds. Mr. Cowen is the control person and managing member of Montanova Capital. The principal business of each of the Scheduled Persons is listed on Schedule III, which Schedule III is incorporated herein by reference.
Citizenship:
The information contained in Item 2(f) of the Original Schedule 13D is hereby amended and restated to read as follows:

Averill Master Fund is a Cayman Islands exempted company. Averill Madison Master Fund is a Cayman Islands exempted company. Montanova Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen. Except as set forth on Schedule III, each of the directors and executive officers named on Schedule III hereto is a United States citizen, which Schedule III is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the text set forth below after the last paragraph:

Open Market Sales

On August 19, 2026, (i) Averill Master Fund sold 690,601 shares of Common Stock in the open market at a per share price of $107.25, and (ii) Averill Madison Master Fund sold 59,399 shares of Common Stock in the open market, at a per share price of $107.25.

Pre-Funded Warrant Exercise

On August 20, 2026, (i) Averill Master Fund exercised Pre-Funded Warrants to purchase an aggregate of 149,000 shares of the Issuer's Common Stock for $0.00001 per share, and (ii) Averill Madison Master Fund exercised Pre-Funded Warrants to purchase an aggregate of 151,000 shares of the Issuer's Common Stock for $0.00001 per share. The exercise was for cash and was furnished from the working capital of the Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5 of the Original Schedule 13D is hereby amended and restated to read as follows:

(a) and (b)

The information contained on the cover pages to this Amendment is incorporated by reference into this Item 5. Mr. Cowen is the control person and managing member of Montanova Capital and may be deemed to control the other Reporting Persons. Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Transactions in the class effected during the past sixty days: The information disclosed in Item 3 of this Schedule 13D is incorporated by reference into this Item 5. Except as disclosed in Item 3 of this Schedule 13D, the Reporting Persons and, to their knowledge, the Scheduled Persons have not effected any transactions in Common Stock during the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information disclosed in Item 3 of this Schedule 13D is incorporated by reference into this Item 6.

## Signatures
- Montanova Capital, LLC: Andrew Nathanson, Andrew Nathanson, General Counsel and Chief Compliance Officer (08/21/2026)
- Averill Master Fund, Ltd.: Andrew Nathanson, Andrew Nathanson, Authorized Signatory (08/21/2026)
- Averill Madison Master Fund, Ltd.: Andrew Nathanson, Andrew Nathanson, Authorized Signatory (08/21/2026)
- Aaron Cowen: Aaron Cowen, Aaron Cowen (08/21/2026)